CAREMINDr Corporation



ANNUAL REPORT

15466 Los Gatos Blvd. #109-141

Los Gatos, CA 95032

(408) 892-2759

www.CAREMINDr.com

This Annual Report is dated April 17, 2023.

BUSINESS

CAREMINDr is a digital care company delivering the capabilty for patients to receive "digital housecalls" from their doctor in a convenient, private way that fits the pateint's schedule. This is especially helpful for paitents who have conditions that last for a while, like diabetes, high blood pressure, asthma, depression, or pregnancy.

CAREMINDr does this by delivering a cloud-based platform to primary care clinics that enhance the quality of care they provide to their patients and at a lower cost than non-tech approaches. These clinics are our clients.

Each patient connects to their clinic by using a CAREMINDr mobile app that is customized to their docor's office. There is no cost to the patient for the app.

Our primary market is the Federal Community Health Center system: the largest primary care provider program in the country. It consists of 1,400 independent, locally-governed non-profit Clinics, which operate about 14,000 care delivery sites. These health centers serve 30 milion patients each year.

We have been in this market since March 2021. Currently we have 30 Health Centers as clients, they serve over 500,000 patients each year. Our programs are now rolling out to over 40,000 of these patients.

This Offering will enable us to expand our sales and customer support efforts, and take on selling to all of the 1,400 Clinics.

Prior to entering the Community Health Center market CAREMINDr provided mobile enabled remote patient monitoring services under the 2016 billing guidelines of the Chronic Care Managment program. These were contracted by individual doctors and independent medical groups. This proved to be a slow-growing opportunity, especially when the pandemic disrupted normal business operations. As of 2021 we no longer offer these services and do not sell to this segment of the healthcare market.

The company has filed for 10 patents, 5 of which have been published.

CAREMINDr is a privately held C-Corp formed on September 27, 2017 in the state of Delaware.

Previous Offerings

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Type of security sold: SAFE

Final amount sold: $1,270,000.00

Use of proceeds: TBD

Date: June 18, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,290,500.00

Use of proceeds: TBD

Date: May 05, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $60,000.00

Use of proceeds: TBD

Date: January 31, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $117.05

Number of Securities Sold: 11,705,000

Use of proceeds: Equity incentive plan, par value

Date: February 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $120.00

Number of Securities Sold: 12,000,000

Use of proceeds: Equity comp, par value

Date: February 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Previous Offerings (copy and paste the information above and edit appropriately)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenues began growing in February 2021 because we entered a new market. It has since become our primary market and will remain so for the next 2-4 years.

Throughout 2021 and 2022 we also expanded the library of products we offer, and since our revenue is based on the number of products each client buys, our upsell opportunity continues to grow.

Except for Technology Development (programming /testing /infrastructure) expenses throughout 2020 and 2021 remained essentially flat, there were no significant changes in staff.

Year ended December 31, 2022 compared to year ended December 31, 2021

REVENUE:
Revenue FY2021: $ 64,413
Revenue FY 2022: $376,103

Deferrred Revenue FY 2022: $206,571

FY 2021 and FY 2022 were both years of unprecedented upheaval through the healtcare industry.

The revenue for 2020 was severely impacted by the COVID pandemic, beginning in February 2020 and continuing through December. The focus on the pandemic diminished almost all forms of normal business operations, such as new client marketing and sales efforts. We essentially ended December 2020 with the same pilot clients as we started with in January 2020.

The first six months of 2021 saw the launch of a specific initiative in managing hypertension in a new market we chose to enter: about $90M awarded to 496 Health Centers in late January. Distributing the COVID vaccines was the overwhelming business priority of potential client throghout the first six months of the year. In July the COVID Delta Variant caused another period of COVID centric focus, followed in November-January 2022 by the Omicron variant. New clients sales were difficult to achieve because of the roller-coaster effect on the operations of potential clients. However, by the end of 2021 we had over 25 Health Center clients signed,and several more nearly signed.

The Deferred Revenue on the Balance Sheet reflects the fact that, by end 2022, about 35% of our clients had prepaid A YEAR IN ADVANCE: 12-months of our services for a 10% discount.

Other clients are on a monthly payment schedule, though some have shifted to the full year prepay option.

COST OF SALES

Cost of sales in 2022 was $120,052, an increase over costs of $4,432 in fiscal year 2021. The increase was largely due to a change in our policy of recognizing the cost to develop the apps for our various journeys.

GROSS MARGINS
Gross Profit, FY 2021: $59,981
Gross Profit, FY 2022: $256,051

The change is due to the factors described in Revenue and Cost of Sales discussions, above.

EXPENSES
Total Expenses FY2021: $ 889,608
Total Expenses FY2022: $ 1,083,289

We are technology company with a multidimensional suite of products and services. FY2020 required a significant pulse of technology development as we focused on the expansive needs of the remote care application. By comparison FY2021 and 2022 development has continued at a more consistent pace, at a lower per month level. The Company's other expenses consist of, among other things, compensation and benefits for the marketing and sales maintaining a customer support team, and corporate administration.

Historical results and cash flows:

We do not believe that our historical financial performance is indicative of future results. 2021 and 2022 represent a developmental phase of the company, along with our initial entry into a vast untapped market.

The primary uses of cash flow in 2021 and 2022 were for programming, sales and client support.

The cash needed to support these activities was generated by selling debt, primarily S.A.F.E. Notes. A smaller portion was raised by selling common stock.

Because we are now generating immediate revenue as each new client signs on, we do not foresee a need for additional rounds of financing until later in 2023.

The Reg CF Offering financed the expansion of the sales and client support teams, which helped us to generate revenue very quickly as ongoing revenue at cash positive levels.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $182,680.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dan White

Amount Owed: $66,000.00

Interest Rate: 0.0%

Creditor: Harry Soza

Amount Owed: $4,000.00

Interest Rate: 0.0%

Creditor: S.A.F.E. Notes - 20% / $5M Max Cap

Amount Owed: $1,270,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

$5M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

Creditor: S.A.F.E. Note - 20% / $20M Max Cap

Amount Owed: $65,000.00

Interest Rate: 0.0%

Maturity Date: January 31, 2032

$20M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

Creditor: S.A.F.E. Notes - 20% / $10M Max Cap

Amount Owed: $2,290,500.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

$10M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officer

Name: Harry Soza

Harry Soza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO & Director

Dates of Service: September, 2017 - Present

Responsibilities: Oversee the day to day management of the company and strategic initiatives. Harry's compensation is $6000 a month plus existing equity ownership.

Name: Daniel P. White

Daniel P. White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Secretary, Treasurer & Director

Dates of Service: September, 2017 - Present

Responsibilities: Management of Finance, Accounting and Legal

Other business experience in the past three years:

Employer: Airgard Inc.

Title: Member of the Board of Directors

Dates of Service: May, 2012 - 2022
Responsibilities: Participate in Board Meetings, represent interests of Shareholders

Other business experience in the past three years:

Employer: Airgard Inc.

Title: CEO

Dates of Service: May, 2012 - August, 2021
Responsibilities: Management

Name: Randall Coatney

Randall Coatney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer & Director

Dates of Service: September, 2017 - Present

Responsibilities: Operations and Contracts

Other business experience in the past three years:

Employer: The DataSol Group Inc

Title: CEO

Dates of Service: October, 1996 - Present
Responsibilities: Management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Non-Voting Common Stock

Stockholder Name: SOZA 2002 REVOCABLE TRUST (Harry Soza)

Amount and nature of Beneficial ownership: 180,000

Percent of class: 40.5

Title of class: Voting Common Stock

Stockholder Name: SOZA 2002 REVOCABLE TRUST (Harry Soza)

Amount and nature of Beneficial ownership: 4,860,000

Percent of class: 40.5

Title of class: Non-Voting Common Stock

Stockholder Name: Randall Coatney

Amount and nature of Beneficial ownership: 200,000

Percent of class: 29.3

Title of class: Voting Common Stock

Stockholder Name: Randall Coatney

Amount and nature of Beneficial ownership: 3,520,000

Percent of class: 29.3

Title of class: Non-Voting Common Stock

Stockholder Name: Daniel P. White

Amount and nature of Beneficial ownership: 200,000

Percent of class: 29.3

Title of class: Voting Common Stock

Stockholder Name: Daniel P. White

Amount and nature of Beneficial ownership: 3,520,000

Percent of class: 29.3

RELATED PARTY TRANSACTIONS

Name of Entity: Dan White

Relationship to Company: Officer

Nature / amount of interest in the transaction: non-interest bearing loan

Material Terms: $66,000.00, no maturity date

Name of Entity: Harry Soza

Relationship to Company: Officer

Nature / amount of interest in the transaction: non-interest bearing loan

Material Terms: $4,000.00 , no maturity date

OUR SECURITIES

The company has authorized S.A.F.E. Notes - 20% / $5M Max Cap, S.A.F.E. Note - 20% / $20M Max Cap, Non-Voting Common Stock, Voting Common Stock, and S.A.F.E. Notes - 20% / $10M Max Cap. As part of the Regulation Crowdfunding raise, the Company will be offering up to 675,675 of Non-Voting Common Stock.

S.A.F.E. Notes - 20% / $5M Max Cap

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Notes - 20% / $5M Max Cap are outlined below:

Amount outstanding: $1,270,000.00

Maturity Date: January 01, 2030

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

Material Rights

If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

S.A.F.E. Note - 20% / $20M Max Cap

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Note - 20% / $20M Max Cap are outlined below:

Amount outstanding: $65,000.00

Maturity Date: January 31, 2032

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

Material Rights

If not previously converted, the notes will convert as part of a liquidity transaction/event.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Non-Voting Common Stock

The amount of security authorized is 24,000,000 with a total of 23,020,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The amount of Non-Voting Common Stock outstanding includes 8,955,000 shares to be issued pursuant to outstanding options.

The amount of Non-Voting Common Stock outstanding includes 1,530,000 shares reserved for issuance under the company's equity incentive plan.

The amount of Non-Voting Common Stock outstanding includes 830,000 shares to be issued pursuant to outstanding warrants.

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.

Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per one share

Material Rights

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.

S.A.F.E. Notes - 20% / $10M Max Cap

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Notes - 20% / $10M Max Cap are outlined below:

Amount outstanding: $2,290,500.00

Maturity Date: January 01, 2030

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

Material Rights

If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Please fill out the following statement about your securities:
Have you executed a corporate action in the last year? (Stock split, conversion of shares, etc.)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The non-voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits CAREMINDr Corporation was formed on September 27, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CAREMINDr Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CAREMINDr's Care Management Platform and App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CAREMINDr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CAREMINDr could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2023.

CAREMINDr Corporation

By /s/ *Harry R. Soza*

 Name: Caremindr Corp.

 Title: Harry Soza, CEO

Exhibit A

FINANCIAL STATEMENTS

CAREMINDR CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022 AND   2021

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

 **CAREMINDr**

I, Harry R. Soza, the President / CEO of CAREMINDr Corporation, hereby certify that the financial statements of CAREMINDr Corporation and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were NET LOSS of $ 747,371.00; there was no taxable income.

The tax returns as of this date have not yet been filed, but will be filed in accordance with the current guidelines.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 11, 2023.

_____

President / CEO

March 11, 2023

CAREMINDr CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$182,680	$61,857
Accounts Receivable, net	42,865	18,004
Total Current Assets	225,545	79,861
Total Assets	$225,545	$79,861
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$292,234	$47,700
Credit Card	$52,172	$40,792
Deferred Revenue	$206,571	$98,640
Total Current Liabilities	$550,977	$187,132
Promissory Notes and Loans	$145,000	$152,667
Simple Agreement for Future Equity (SAFEs)	$3,625,500	$3,445,500
Total Liabilities	$3,770,500	$3,598,167
STOCKHOLDERS EQUITY		
Common Stock Voting	$120	$120
Common Stock Non-Voting	$117	$117
Additional Paid in Capital	$508,585	$151,708
Retained Earnings/(Accumulated Deficit)	(4,604,754)	(3,857,383)
Total Stockholders' Equity	(4,095,932)	(3,705,438)
Total Liabilities and Stockholders' Equity	$225,545	$79,861

CAREMINDr CORPORATION
Statements of Operations
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$376,103	$64,413
Cost of Revenue	120,052	4,432
Gross Profit	256,051	59,981
Operating expenses		
General and Administrative	712,142	691,984
Research and Development	260,018	170,000
Sales and Marketing	111,129	27,624
Total operating expenses	1,083,289	889,608
Operating income/(Loss)	(827,238)	(829,627)
Interest Expense	0	2,914
Other Loss/(Income)	(80,667)	(25,780)
Income/(Loss) before provision for income taxes	(746,571)	(806,761)
Provision/(Benefit) for income taxes	800	800
	($747,371)	($807,561)
Net Income/(Net Loss)		

CAREMINDr CORPORATION
Statements of Changes in Stockholders' Equity
(UNAUDITED)

(in, $US)	Common Stock Voting Shares	Amount	Common Stock - Non -Voting Shares	Amount	Additional Paid Capital	Earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance--December 31, 2020	12,000,000	$120	11,705,000	$117	142,510	($3,049,822)	($2,907,075)
Issuance of Stock							
Share-Based Compensation					9,198		
Net Income/(loss)						($807,561)	
Balance--December 31, 2021	12,000,000	$120	11,705,000	$117	151,708	($3,857,383)	($3,705,438)
Issuance of Stock					356,877		
Net Income/(loss)						($747,371)	
Balance--December 31, 2022	12,000,000	$120	11,705,000	$117	$508,585	($4,604,754)	($4,095,932)

CAREMINDr CORPORATION
Statements of Cash Flows
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(loss)	($747,371)	($807,561)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Bad Debt expense	0	(52,760)
Amortization of Intangibles	0	0
Share-based Compensation	0	9,198
Changes in operating assets and liabilities:		
Accounts Receivable, net	(24,861)	34,900
Accounts Payable	244,534	44,100
Deferred Revenue	107,931	98,640
Credit Card	11,380	31,612
Net cash provided/(used) by operating activities	(408,387)	(641,871)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	0	0
Net cash provided/(used) in investing activities	0	0
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	356,877	0
Borrowing on Promissory Notes	(7,667)	152,667
Borrowing on SAFEs	180,000	390,000
Net Cash provided/(used) by financing activities	529,210	542,667
Change in Cash	120,823	(99,204)
Cash-beginning of year	61857	161,061
Cash-end of year	$182,680	$61,857
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$0	$2,914
Cash paid during the year for income taxes	$0	$0
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$0	$0
Issuance of equity in return for note	$0	$0
Issuance of equity in return for accrued payroll and other liabilities	$0	$0

NATURE OF OPERATIONS

CAREMINDr Corporation was incorporated on September 27, 2017, in the state of Delaware. The financial statements of CAREMINDr Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in CAREMINDr Corporation.

CAREMINDr provides a platform that conveniently connects patients to providers by linking everyday smartphones using automated digital technology. Communication via the CAREMINDr platform enables the doctor to check in with patients by using their smartphones. This delivers a no-cost digital house call to patients who are most at-risk, underserved, or needing immediate medical attention.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Income Taxes

CAREMINDr Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer's user fees for the use of its platform. In certain cases, the Company may receive customer payment upfront for an annual or monthly contract that runs over a reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as deferred revenue.

Cost of Revenue

Costs of revenues are generally comprised of electronic monitoring devices and accessories that are purchased for resale to our customers, or for purposes of demonstration or evaluation of our services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

2.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 Voting Common Stock and 12,000,000 Non-Voting Common Stock with a par value of $0.00001.

3.   SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 16,100,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December   2022

Expected Life (years)----------------10.00
Risk-free interest rate--------------- 2.50%
Expected Volatility---------------------75%
Annual dividend yield------------------0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

CERTIFICATION

I, Harry R. Soza, Principal Executive Officer of CAREMINDr Corporation, hereby certify that the financial statements of CAREMINDr Corporation included in this Report are true and complete in all material respects.

Harry R. Soza

Harry Soza, CEO